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EXHIBIT 7

GRUMA, S.A. DE C.V. AND SUBSIDIARIES
Computation of ratio of earnings to fixed charges
(Thousands of pesos of purchasing power as of December 31, 2005)

	Mexican GAAP Year ended December 31,					US GAAP Year ended December 31,
	2001	2002	2003	2004	2005	2001	2002	2003	2004	2005
Income before income tax and other items	806,668	1,078,601	1,108,979	1,559,925	1,154,667	835,944	1,016,190	1,419,329	1,441,126	1,093,963
Add:
Interest expense	722,901	610,168	530,158	478,634	571,170	771,812	658,559	596,596	518,273	573,371
One-third of operating rental expense	135,688	131,623	122,029	134,068	137,075	138,528	135,124	127,821	138,713	135,545

Earnings(b)	1,665,257	1,820,392	1,761,166	2,172,627	1,862,912	1,746,284	1,809,873	2,143,746	2,098,112	1,802,879
Fixed charges
Interest expense	722,901	610,168	530,158	478,634	571,170	771,812	658,559	596,596	518,273	573,371
One-third of operating rental expense	135,688	131,623	122,029	134,068	137,075	138,528	135,124	127,821	138,713	135,545

Total Fixed charges(a)	858,589	741,791	652,187	612,702	708,245	910,340	793,683	724,417	656,986	708,916
Ratio of earnings to fixed charges(b)/(a)	1.94	2.45	2.70	3.55	2.63	1.92	2.28	2.96	3.19	2.54

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  EXHIBIT 7
GRUMA, S.A. DE C.V. AND SUBSIDIARIES Computation of ratio of earnings to fixed charges (Thousands of pesos of purchasing power as of December 31, 2005)